Sun Microsystems, Inc. 4150 Network Circle, Santa Clara, CA

February 3, 2009

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Attn.: Mark Shannon, Staff Accountant

100 F Street, NE

Washington D.C. 20549

Re:	Sun Microsystems, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2008
Filed August 29, 2008
Definitive Proxy Statement on Schedule 14A
Filed September 24, 2008
Form 10-Q for the Fiscal Quarter Ended September 28, 2008
Filed November 5, 2008
Form 8-K Filed January 27, 2009
File No. 000-15086

Dear Mr. Shannon

Sun Microsystems, Inc. has received the letter of the staff of the Securities and Exchange Commission dated January 30, 2009 related to the above-listed filings. As we discussed, we will respond to the letter no later than February 27, 2009.

Please call me at (650) 960-1300 if you have any questions concerning this matter.

Sincerely,

/s/ Craig Norris
Craig Norris
Vice President, Corporate Law, and
Assistant Secretary